August 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561
Attn: Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 File No. 333-06208

        Reference is made to the comment letter, dated June 30, 2009 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008,.

        Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BLUEPHOENIX SOLUTIONS LTD. /s/ Varda Sagiv —————————————— Varda Sagiv Chief Financial Officer

cc:	Melissa Feider, Division of Corporation Finance Richard Gilden, Esq., Kramer Levin Naftalis & Frankel LLP